UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras receives international award for debt management

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Rio de Janeiro, February 11, 2022 – Petróleo Brasileiro S.A. – Petrobras informs that it was the winner of the "Deals of the Year" award, promoted by the North American magazine Latin Finance, in the category that highlights the best corporate debt management operation (Corporate Liability Management of the Year), in the year 2021. This is the fourth time, in the last five years, that Petrobras has been recognized with this award.

The award is further recognition of the work developed over the last few years, which took the company from a debt equivalent to US$ 160 billion in 2014 to a level of US$ 60 billion in September 2021. "Winning this award is evidence of the consistency of the path taken by Petrobras to recover and, now, preserve its financial health. This is the foundation for growth in the coming years, and one that will allow the company to generate more and more return and wealth for society," says Petrobras CEO, Joaquim Silva e Luna.

This level, considered healthy for a company like Petrobras, was reached in the third quarter of last year, more than a year before the goal set by the company, which forecasted the achievement only by the end of 2022. "Petrobras was once considered the most indebted oil and gas company in the world. With hard work, execution capacity, and a focus on resilient, high value-added projects, the company finally reached its optimal capital structure, recovered its financial sustainability, and its ability to invest and consistently distribute the value it generates. An impressive corporate turnaround, accomplished with the company's own resources," remembers Petrobras CFO, Rodrigo Araujo Alves.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer